

July 6, 2011

<u>Via E-mail</u>
H. Craig Dees, Ph.D.
Chief Executive Officer
Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, TN 37931

> **Re: Provectus Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **File Number: 000-9410**

Dear Mr. Dees:

We have reviewed your June 28, 2011 response to our June 15, 2011 letter and have the following comment.

Please respond to this letter within ten business days by providing us the requested information, amending your filings or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Notes to Consolidated Financial Statements</u>
<u>4. Equity Transactions, page F-11</u>

1. Please refer to your response to comment one. You have determined that the redemption of your preferred stock is within your control and should therefore be classified within permanent equity. Please file an Item 4.02 Form 8-K and restate your financial statements to reclassify the redeemable preferred stock to stockholders' equity as soon as practicable.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant